Correspondence

June 6, 2008

Via Edgar, Facsimile and Federal Express

Michael F. Johnson
Attorney-Avisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Disaboom, Inc. Registration Statement on Form S-1 Filed April 29, 2008 File No. 333-150494 Form 10-K for the fiscal year ended December 31, 2007 Filed March 21, 2008 File No. 000-52558

Dear Mr. Johnson:

        We are in receipt of your letter dated May 28, 2008 regarding comments on the Registration Statement on Form S-1 and the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007. Our legal counsel has submitted a separate response to your substantive comments. In conjunction with Disaboom’s response to your letter dated May 28, 2008, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We ask that you advise Theresa M. Mehringer, Esq. at 303-796-2626 if you have additional comments or questions regarding the registration statement.

Sincerely, /s/ John Walpuck John Walpuck, President and Chief Financial Officer